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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Equity One, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
294752100
(CUSIP Number)
Mark Schonberger, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 26, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	294752100	Page	2	of	22

1	NAMES OF REPORTING PERSONS Chaim Katzman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States and Israel

	7	SOLE VOTING POWER

NUMBER OF		758,214.25 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		37,675,873.717

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		758,214.25 (1)

WITH	10	SHARED DISPOSITIVE POWER

37,675,873.717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,434,087.967 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) See Explanatory Note for Item 5

CUSIP No.	294752100	Page	3	of	22

1	NAMES OF REPORTING PERSONS Gazit-Globe Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		37,545,536.717

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		37,545,536.717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	37,545,536.717

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100	Page	4	of	22

1	NAMES OF REPORTING PERSONS M G N (USA) INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,561,965.671

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		23,561,965.671

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,561,965.671

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100	Page	5	of	22

1	NAMES OF REPORTING PERSONS GAZIT (1995), INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,748,422.057

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,748,422.057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,748,422.057

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100	Page	6	of	22

1	NAMES OF REPORTING PERSONS MGN America, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,694,898.367

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,694,898.367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,694,898.367

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100	Page	7	of	22

1	NAMES OF REPORTING PERSONS First Capital Realty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,983,570

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		13,983,570

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,983,570

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100	Page	8	of	22

1	NAMES OF REPORTING PERSONS First Capital America Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,983,570

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		13,983,570

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,983,570

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100	Page	9	of	22

1	NAMES OF REPORTING PERSONS Silver Maple, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,596,713

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,596,713

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,596,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100	Page	10	of	22

1	NAMES OF REPORTING PERSONS Ficus, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,386,857

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,386,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,386,857

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100	Page	11	of	22
Explanatory Note: This Amendment No. 6 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”), MGN America, LLC (“America”), First Capital Realty (“FCR”), First Capital America Holding Corp. (“FCA”), Silver Maple, Inc. (“Silver Maple”) and Ficus, Inc. (“Ficus”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 10, 2001 (the “Initial 13D”) relates to the Common Stock, par value $.01 each (“Shares”) of Equity One, Inc., a Maryland corporation (the “Issuer” or “Equity One”). The Initial 13D, together with Amendment No. 1 to the Initial 13D, filed February 26, 2003, Amendment No. 2 to the Initial 13D, filed July 31, 2007, Amendment No. 3 to the Initial 13D, filed August 8, 2007, Amendment No. 4 to the Initial 13D, filed January 18, 2008, Amendment No. 5 to the Initial 13D, filed July 8, 2008 and this Amendment No. 6 shall be collectively referred to herein as the “Schedule 13D.”
Item 3. Source and Amount of Funds and Other Consideration.
Item 3 is amended and restated in its entirety as follows:
The net investment cost (including broker commissions) for the Shares acquired by each of Chaim Katzman, Gazit, MGN, 1995, America, Silver Maple and Ficus is set forth in the table below. No other Reporting Person directly holds Shares.

			Approximate Net
Reporting Person	Shares Held		Investment Cost
Chaim Katzman	779,222.000	(1)		(2)
Gazit	1.046		$0
MGN	6,118,645.247		$72,483,449
1995	4,748,422.057		$75,796,238
America	12,694,898.367		$194,268,212
Silver Maple	8,596,713.000		$111,170,000
Ficus	5,386,857.000		$69,160,000

Total	38,324,758.717		$522,877,899	(3)

(1)	Includes 130,337 shares held of record by Mr. Katzman’s wife directly or as custodian for their daughters. Does not include options held by Mr. Katzman. See Explanatory Note for Item 5.

(2)	Mr. Katzman has acquired his Shares through various restricted stock grants, through bonus awards accepted in the form of Shares and through the exercise of options.

(3)	Excludes the Shares held directly and indirectly by Mr. Katzman not otherwise owned by another Reporting Person.
All shares held by Chaim Katzman, Gazit, MGN, 1995, Silver Maple and Ficus were acquired more than 60 days prior to the filing of this Schedule 13D. Of the total shares held by America, 6,444,429.367 shares were acquired more than 60 days prior to the filing date of this Schedule 13D. The consideration for America’s acquisitions of the Issuer’s stock during the past 60 days was cash available on hand and from borrowings made in the ordinary course of business under a revolving credit facility.

CUSIP No.	294752100	Page	12	of	22
Item 5. Interests in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety.
The aggregate percentage of Shares reported beneficially owned by each Reporting Person as of the date of filing of this Schedule 13D is based upon 76,235,328 Shares issued and outstanding as reported by the Issuer in its most recent Quarterly Report of Form 10-Q for the Quarterly Period Ended June 30, 2008 filed with the Securities and Exchange Commission on August 1, 2008 plus an additional issuance of 2,200,000 Shares issued by the Issuer in connection with a its Share offering that closed on September 26, 2008.
Chaim Katzman
(a) Aggregate Number of Shares beneficially owned: 38,434,087.967 (50.4% of the Shares).
(b) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 758,214.25

(ii)	Shared power to vote or to direct the vote: 37,675,873.717

(iii)	Sole power to dispose or to direct the disposition of: 758,214.25

(iv)	Shared power to dispose or to direct the disposition of: 37,675,873.717
Mr. Katzman may be deemed to control Gazit. Of the shares beneficially owned by Mr. Katzman as of the date of this filing:
•	Mr. Katzman has sole voting and dispositive power of 648,885 Shares held directly by him and indirectly through family trusts, which he controls (not including (i)130,337 Shares held of record by Mr. Katzman’s wife directly or as custodian for their daughters and (ii) Shares issuable on exercise of 437,717 options of which 109,329.25 are exercisable in 60 days and 328,387.75 become vested in 3 equal installments beginning with 109,329.25 on December 31, 2008); and

•	Mr. Katzman shares voting and dispositive authority over 1.046 Shares with Gazit, as such shares are directly held by Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 6,118,645.247 Shares with Gazit and MGN, as such Shares are directly held by MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 4,748,422.057 Shares with Gazit, MGN and 1995, as such Shares are directly held by 1995, which is a wholly- owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

CUSIP No.	294752100	Page	13	of	22
•	Mr. Katzman shares voting and dispositive authority over 12,694,898.367 Shares with Gazit, MGN and America, as such Shares are directly held by America, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 8,596,713 Shares with Gazit, FCR, FCA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 5,386,857 Shares with Gazit, FCR, FCA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control.
(c) Mr. Katzman has not effected any transactions in the Shares during the past 60 days.

(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.

(e) Not applicable.
Gazit
(a) Aggregate Number of Shares beneficially owned: 37,545,536.717 (49.3% of the Shares).

(b) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 37,545,536.717

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 37,545,536.717

CUSIP No.	294752100	Page	14	of	22
Of the shares beneficially owned by Gazit as of the date of this filing:
•	Gazit shares voting and dispositive authority over 1.046 Shares with Mr. Katzman, as such Shares are held directly by Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 6,118,645.247 Shares with Mr. Katzman and MGN, as such Shares are held directly by MGN, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 4,748,422.057 Shares with Mr. Katzman, MGN and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 12,694,898.367 Shares with Mr. Katzman, MGN and America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 8,596,713 Shares with Mr. Katzman FCR, FCA and Silver Maple as such Shares are held directly by Silver Maple, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 5,386,857 Shares with Mr. Katzman FCR, FCA and Ficus as such Shares are held directly by Ficus, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control.
(c) Gazit has not effected any transactions in the Shares during the past 60 days.

(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.

(e) Not applicable.

CUSIP No.	294752100	Page	15	of	22
MGN
(a) Aggregate Number of Shares beneficially owned: 23,561,965.671 (30.9% of the Shares).

(b) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 23,561,965.671

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 23,561,965.671
•	MGN shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman and Gazit, as such Shares are held directly by MGN, America and 1995, wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	MGN shares voting and dispositive authority over 12,694,898.367 Shares it beneficially owns with America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN; and

•	MGN shares voting and dispositive authority over 4,748,422.057 Shares it beneficially owns with 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN.
(c) MGN has not effected any transactions in the Shares during the past 60 days.

(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.

(e) Not applicable.
1995
(a) Aggregate Number of Shares beneficially owned: 4,748,422.057 (6.2% of the Shares).

(b) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,748,422.057

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,748,422.057
•	1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

CUSIP No.	294752100	Page	16	of	22
(c) 1995 has not effected any transactions in the Shares during the past 60 days.

(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.

(e) Not applicable.
America
(a) Aggregate Number of Shares beneficially owned: 12,694,898.367 (16.7% of the Shares).

(b) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 12,694,898.367

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 12,694,898.367
•	America shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.
(c) America has not effected any transactions in the Shares during the past 60 days except as follows:

Trade Date	No. of Shares		Price Per Share	Total Cost(2)(3)

9/26/08	440,000	(1)	$21.47	$9,446,800
10/8/08	68,573		$17.50	$1,200,139
10/9/08	239,900		$17.33	$4,156,696
10/10/08	238,800		$16.70	$3,987,641

Totals:	987,273			$18,791,276

(1)	Acquired by America in connection with the Issuer’s follow-on Share offering that closed on September 26, 2008.

CUSIP No.	294752100	Page	17	of	22
America has effected the following transactions in the Shares more than 60 days prior to the date hereof and subsequent to the Shares reported in Amendment No. 5:

Trade Date(1)	No. of Shares		Avg. Price Per Share(2)(3)	Total Cost(2)(3)

7/8/08	53,251		$19.76	$1,052,421
7/9/08	13,855		$19.99	$276,976
7/10/08	30,200		$19.50	$588,910
7/11/08	47,000		$19.52	$917,258
7/14/08	152,200		$19.52	$2,970,492
7/15/08	79,794		$19.14	$1,527,647
7/16/08	14,000		$19.03	$266,356
7/30/08	8,900		$19.04	$169,454
7/31/08	11,100		$19.02	$211,145
8/1/08	10,100		$19.03	$192,200
8/4/08	165,059		$19.02	$3,138,921
8/5/08	641		$19.04	$12,204

Totals:	1,160,600	(4)		$22,930,981

(1)	Purchases by America were made pursuant to a Rule 10b5-1 trading plan adopted in May 2008.

(2)	Average price per share amounts and total cost amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(3)	Excluding broker commissions.

(4)	In addition to the Shares acquired on the open market, 5,263,196 Shares were transferred to America during September as an intercompany transfer between affiliated companies with no change in pecuniary interest.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by America.

(e) Not applicable.

CUSIP No.	294752100	Page	18	of	22
FCR
(a) Aggregate Number of Shares beneficially owned: 13,983,570 (18.3% of the Shares).

(b) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 13,983,570

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 13,983,570
•	FCR shares voting and dispositive authority over 8,596,713 Shares it beneficially owns with Chaim Katzman, Gazit, FCA, FCR and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman; and

•	FCR shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, FCA, FCR and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.
(c) FCR has not effected any transactions in the Shares during the past 60 days.

(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by FCR.

(e) Not applicable.
FCA
(a) Aggregate Number of Shares beneficially owned: 13,983,570 (18.3% of the Shares).

(b) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 13,983,570

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 13,983,570
•	FCA shares voting and dispositive authority over 8,596,713 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman; and

CUSIP No.	294752100	Page	19	of	22
•	FCA shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.
(c) FCA has not effected any transactions in the Shares during the past 60 days.

(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by FCA.

(e) Not applicable.
Silver Maple
(a) Aggregate Number of Shares beneficially owned: 8,596,713 (11.3% of the Shares).

(b) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 8,596,713

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 8,596,713
•	Silver Maple shares voting and dispositive authority over 8,596,713 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and FCA, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.
(c) Silver Maple has not effected any transactions in the Shares during the past 60 days.

(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.

(e) Not applicable.

CUSIP No.	294752100	Page	20	of	22
Ficus
(a) Aggregate Number of Shares beneficially owned: 5,386,857 (7.1% of the Shares).

(b) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,386,857

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,386,857
•	Ficus shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and FCA, as such Shares are held directly by Ficus, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.
(c) Ficus has not effected any transactions in the Shares during the past 60 days.

(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ficus.

(e) Not applicable.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN
Date: October 14, 2008	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.
Date: October 14, 2008	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	Chairman

M G N (USA) INC.
Date: October 14, 2008	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

GAZIT (1995), INC.
Date: October 14, 2008	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

MGN AMERICA, LLC
Date: October 14, 2008	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

FIRST CAPITAL REALTY
Date: October 14, 2008	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	Chairman

FIRST CAPITAL AMERICA HOLDING CORP.
Date: October 14, 2008	By:	/s/ Karen Weaver
		Name:	Karen Weaver
		Title:	Vice President and Secretary

SILVER MAPLE, INC.
Date: October 14, 2008	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

FICUS, INC.
Date: October 14, 2008	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President